PRELIMINARY TERMS SUPPLEMENT NO. 72 dated March 24, 2011 (Subject to Completion)
To Product Supplement No. 6 dated February 4, 2010 and
Prospectus Supplement and Prospectus dated February 4, 2010
Relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed Pursuant to Rule 433 Registration Statement No. 333-164694

Units
Accelerated Return Note®
Linked to the Silver Spot Price,
Due July , 2012
$10 principal amount per unit

Eksportfinans ASA

Expected Pricing Date*	April , 2011
Settlement Date*	May , 2011
Maturity Date*	July , 2012
CUSIP No.	

Accelerated Return Notes®

- 3-to-1 upside exposure to any increase in the Silver Spot Price, subject to a cap of 26.00% to 30.00%
- 1-to-1 downside exposure to any decrease in the Silver Spot Price, with no downside limit
- A maturity of approximately 14 months
- Payment on the Notes is subject to the credit risk of Eksportfinans
- No periodic interest payments
- No listing on any securities exchange

Market Downside Protection
Enhanced Income
Market Access
Enhanced Return

Enhanced Return

EKSPORT FINANS
NORWAY

The Notes will have the terms specified in this terms supplement as supplemented by the accompanying product supplement no. 6 and the prospectus supplement and prospectus (together, the Note Prospectus). Investing in the Notes involves a number of risks. There are important differences between the Notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” on page TS-5 of this preliminary terms supplement, and “Risk Factors” beginning on page PS-3 of product supplement no. 6 and beginning on page S-4 of the prospectus supplement. The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, MLPF&S is acting in its capacity as a principal.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public Offering Price:(1)	$10.00	$
Underwriting Discount:(1)	$ 0.20	$
Proceeds to Eksportfinans ASA Before Expenses:	$ 9.80	$

(1) The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 and $0.15 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.80 per unit and $0.00 per unit, respectively. For additional information, see “Supplemental Plan of Distribution” in product supplement no. 6.

* Depending on the date the Notes are priced for initial sale to the public, which may be in April or May 2011, the settlement date may occur in April or May 2011, the maturity date may occur in July or August 2012 and the calculation day may be adjusted accordingly. Any reference in this terms supplement to the month in which the pricing date, settlement date, maturity date or any calculation day will occur is subject to change as specified above.

Merrill Lynch & Co.

April   , 2011

Summary

The Accelerated Return Notes® Linked to the Silver Spot Price due July   , 2012 (the Notes) are senior unsecured debt securities of Eksportfinans ASA (Eksportfinans). The Notes are not guaranteed or insured by the Federal Deposit Insurance Corporation (FDIC) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans. The Notes provide a leveraged return for investors, subject to a cap, if the Silver Spot Price (as defined below) increases moderately from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on a Calculation Day shortly prior to the maturity date of the Notes. Investors must be willing to forgo interest payments on the Notes and to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Offering Price of the Notes.

Capitalized terms used but not defined in this terms supplement have the meanings set forth in product supplement no. 6. References in this terms supplement to “Eksportfinans”, “we”, “us” and “our” are to Eksportfinans ASA, and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Terms of the Notes

Issuer:	Eksportfinans ASA
Original Offering Price:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:	The London Silver Market Fixing Ltd. P.M. fixing price (the Silver Spot Price), which is a benchmark price used in the markets where silver is sold for U.S. dollars and delivered immediately (Bloomberg symbol: SLVRLN).
Starting Value:	The Silver Spot Price on the Pricing Date, subject to the Pricing Date Market Disruption Calculation, as more fully described on page PS-15 in product supplement no. 6. The Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.
Ending Value:

The Silver Spot Price on the Calculation Day (as defined below). If it is determined that the scheduled Calculation Day is not a Market Measure Business Day, or if a Market Disruption Event (as defined on page TS-6) occurs on the scheduled Calculation Day, the Ending Value will be determined as more fully described beginning on page PS-12 of product supplement no. 6.

Capped Value:

$12.60 to $13.00 per unit of the Notes, which represents a return of 26.00% to 30.00% over the $10 Original Offering Price. The actual Capped Value of the Notes will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

Calculation Day:

The fifth scheduled Market Measure Business Day immediately preceding the maturity date, determined as of the Pricing Date and set forth in the final terms supplement that will be made available in connection with sales of the Notes.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S).

Determining the Redemption Amount for the Notes

On the maturity date, you will receive a cash payment per unit (the Redemption Amount) calculated as follows:

Accelerated Return Notes®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes,
assuming a hypothetical Capped Value of $12.80 (a
28.00% return), the midpoint of the Capped Value range of
$12.60 to $13.00. The green line reflects the hypothetical
returns on the Notes, while the dotted gray line reflects the hypothetical returns of a direct investment in silver, as
measured by the Silver Spot Price.

This graph has been prepared for purposes of illustration
only. Your actual return will depend on the actual Starting
Value, Ending Value, Capped Value and the term of your
investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations (rounded to two decimal places), assuming a hypothetical Starting Value of 3,388.00, the Silver Spot Price on March 15, 2011, and a hypothetical Capped Value of $12.80, the midpoint of the Capped Value range of $12.60 and $13.00.

Example 1—The hypothetical Ending Value is equal to 80% of the hypothetical Starting Value:

Hypothetical Starting Value:	3,388.00
Hypothetical Ending Value:	2,710.40

Hypothetical Redemption Amount (per unit) = $8.00

Example 2—The hypothetical Ending Value is equal to 102% of the hypothetical Starting Value:

Hypothetical Starting Value:	3,388.00
Hypothetical Ending Value:	3,455.76

Hypothetical Redemption Amount (per unit) = $10.60

Example 3—The hypothetical Ending Value is equal to 150% of the hypothetical Starting Value:

Hypothetical Starting Value:	3,388.00
Hypothetical Ending Value:	5,082.00

Hypothetical Redemption Amount (per unit) = $12.80 (The Redemption Amount cannot be greater than the Capped Value)

Accelerated Return Notes®	TS-3

The following table illustrates, for a hypothetical Starting Value of 3,388.00 (the Silver Spot Price on March 15, 2011) and a range of hypothetical Ending Values of the Silver Spot Price:

  the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
  the hypothetical Redemption Amount per unit (rounded to two decimal places); and
  the total hypothetical rate of return to holders of the Notes.

The table below assumes a hypothetical Capped Value of $12.80, the midpoint of the Capped Value range of $12.60 and $13.00.

	Percentage change
	from the hypothetical
	Starting Value	Hypothetical	Hypothetical total
Hypothetical	to the hypothetical	Redemption	rate of return
Ending Value	Ending Value	Amount per unit	on the Notes

1,694.00	-50.00%	$5.00	-50.00%
2,032.80	-40.00%	$6.00	-40.00%
2,371.60	-30.00%	$7.00	-30.00%
2,710.40	-20.00%	$8.00	-20.00%
3,049.20	-10.00%	$9.00	-10.00%
3,116.96	-8.00%	$9.20	-8.00%
3,184.72	-6.00%	$9.40	-6.00%
3,252.48	-4.00%	$9.60	-4.00%
3,320.24	-2.00%	$9.80	-2.00%
3,388.00 (1)	0.00%	$10.00	0.00%
3,455.76	2.00%	$10.60	6.00%
3,523.52	4.00%	$11.20	12.00%
3,591.28	6.00%	$11.80	18.00%
3,659.04	8.00%	$12.40	24.00%
3,726.80	10.00%	$12.80 (2)	28.00%
4,065.60	20.00%	$12.80	28.00%
4,404.40	30.00%	$12.80	28.00%
4,743.20	40.00%	$12.80	28.00%
5,082.00	50.00%	$12.80	28.00%

(1)	This is the hypothetical Starting Value, the Silver Spot Price on March 15, 2011. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

(2)	The hypothetical Redemption Amount per unit of the Notes cannot exceed the hypothetical Capped Value of $12.80 (the midpoint of the range of $12.60 and $13.00). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final terms supplement made available in connection with sales of the Notes.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value and the term of your investment.

Accelerated Return Notes®	TS-4

Risk Factors

There are important differences between the Notes and a conventional debt security. An investment in the Notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section beginning on page PS-3 of product supplement no. 6 and the “Risk Factors – Risks relating to index linked notes or notes linked to certain assets” section beginning on page S-6 of the prospectus supplement identified below under “Additional Terms of the Notes,” as well as the explanation of certain risks related to Eksportfinans contained in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on March 26, 2010 and is incorporated by reference herein. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

  Your investment may result in a loss, which could be substantial.
  Your yield on the Notes, which could be negative, may be lower than the yield on other debt securities of comparable maturity.
  Your return, if any, is limited to the return represented by the Capped Value.
  Your return, if any, is limited and may not reflect the return on a direct investment in silver, as measured by the Silver Spot Price.
  You must rely on your own evaluation of the merits of an investment linked to the Silver Spot Price.
  In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S or any other selling agent with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date. MLPF&S is not obligated to make a market for, or to repurchase, the Notes.
  Ownership of the Notes will not entitle you to any rights with respect to silver or any related futures contracts.
  Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.
  Trading in silver can be volatile based on a number of factors that we cannot control.
  Suspensions or disruptions of market trading in silver and related futures markets may adversely affect the value of the Notes.
  Trading in the Notes has not been approved by the United States Commodity Futures Commission under the United States Commodity Exchange Act, as amended.
  Trading in silver and related futures and options by MLPF&S and its affiliates may affect your return on the Notes.
  Hedging transactions may affect the return of the Notes.
  Tax consequences are uncertain (see “Certain U.S. Federal Income Taxation Considerations” below and “Taxation in the United States” beginning on page PS-21 of product supplement no. 6).

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of Eksportfinans and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of Eksportfinans.

Additional Risk Factors

There are risks associated with investing in silver or silver-linked Notes.

The Silver Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Silver prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of silver is generally quoted), interest rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Silver prices may also be affected by industry factors such as industrial and jewelry demand, sales and purchases of silver by the official sector, including central banks and other governmental agencies and multilateral institutions which hold silver, levels of silver production and production costs in countries where silver is mined, such as Mexico and Peru, and short-term changes in supply and demand because of trading activities in the silver market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The market value of the Notes may be affected by price movements in distant-delivery futures contracts associated with the Silver Spot Price.

The price movements in the Silver Spot Price may not be reflected in the market value of the Notes. If you are able to sell your Notes, the price you receive could be affected by changes in the values of futures contracts on silver or similar underlying commodities that have more distant delivery dates than the spot price. The prices for these distant-delivery futures contracts may not increase to the same extent as the prices of the Silver Spot Price, or may decrease to a greater extent, which may adversely affect the value of the Notes.

Changes in the methodology used to calculate the Silver Spot Price or changes in laws or regulations may affect the value of the Notes.

Members of the London Bullion Market Association (the “LBMA”) set the Silver Spot Price and may adjust the value of the Silver Spot Price in a way that adversely affects the value of the Notes. In setting the Silver Spot Price, these respective publishers have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Silver Spot Price. Any change of this kind could cause a decrease in the Silver Spot Price, which would adversely affect the value of the Notes.

Accelerated Return Notes®	TS-5

In addition, the price of silver could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Silver Spot Price and, as a result, could adversely affect the value of the Notes.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Disruption Event – Commodity Based Market Measure” set forth beginning on page PS-14 in product supplement no. 6.

Market Disruption Event

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A) the suspension of or material limitation on trading in silver, or futures contracts or options related to silver, on the Relevant Market (as defined below);

(B) the failure of trading to commence, or permanent discontinuance of trading, in silver, or futures contracts or options related to silver, on the Relevant Market;

(C) the failure of the LBMA (as defined above) to calculate or publish the official reference price of silver for that day (or the information necessary for determining the official reference prices); or

(D) any other event, if the Calculation Agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge that we or our affiliates have effected or may effect as to the Notes.

For the purpose of determining whether a Market Disruption Event has occurred:

(A) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(B) a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

As used herein, Relevant Market means the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of silver, or if such market is no longer the principal trading market for silver or options or futures contracts for silver, such other exchange or principal trading market for silver as determined in good faith by the Calculation Agent which serves as the source of prices for silver, and any principal exchanges where options or futures contracts on silver are traded.

Accelerated Return Notes®	TS-6

Investor Considerations

You may wish to consider an investment in the Notes if:

  You anticipate that the Silver Spot Price will increase moderately from the Starting Value to the Ending Value.

  You accept that your investment may result in a loss, which could be significant, if the Silver Spot Price decreases from the Starting Value to the Ending Value.

  You accept that the return on the Notes will not exceed the return represented by the Capped Value.

  You are willing to forgo interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

  You want exposure to the Silver Spot Price with no expectation of the benefits of owning silver or any related futures contracts.

  You accept that a trading market is not expected to develop for the Notes. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

  You are willing to make an investment, the payments on which depend in part on our creditworthiness, as the issuer of the Notes.

The Notes may not be appropriate investments for you if:

  You anticipate that the Silver Spot Price will decrease from the Starting Value to the Ending Value or that the Silver Spot Price will not increase sufficiently over the term of the Notes to provide you with your desired return.

  You are seeking principal protection or preservation of capital.

  You seek a return on your investment that will not be capped at the return represented by the Capped Value.

  You seek interest payments or other current income on your investment.

  You want an investment that provides you with the benefits of owning silver or any related futures contracts.

  You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

  You are not willing or are unable to assume the credit risk associated with us, as the issuer of the Notes.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. In the original offering, the Notes will be sold in minimum investment amounts of 100 units.

MLPF&S is acting as principal and an underwriter and/or selling agent for this offering and will receive underwriting compensation from Eksportfinans. MLPF&S may offer the Notes to dealers and/or selling agents, including affiliates that are dealers, at that price less a concession not in excess of the underwriting discount set forth on the cover of this terms supplement. MLPF&S will not receive an underwriting discount for Notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. If you place an order to purchase the Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may use the Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but is not obligated to engage in such secondary market transactions and/or market-making transactions. The distribution of the Note Prospectus in connection with such offers or sales will be solely for the purpose of providing investors with the description of the terms of the Notes that was made available to investors in connection with the initial offering of the Notes. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding the issuer or for any purpose other than that described in the immediately preceding sentence. MLPF&S may act as principal or agent, as the case may be, in these transactions, and any such sales will be made at prices related to prevailing market prices.

Accelerated Return Notes®	TS-7

The Silver Spot Price

The Silver Spot Price is a benchmark price used in the markets where silver is sold. The Silver Spot Price is the official silver U.S. cents fixing per troy ounce of silver determined by three market-making members of the LBMA. The three current members meet by telephone each London business day at 12:00 P.M. London time to determine the Silver Spot Price. Currently, the three members are The Bank of Nova Scotia—ScotiaMocatta, Deutsche Bank AG, London branch, and HSBC Bank USA, N.A., London branch. The Silver Spot Price is published by Bloomberg, L.P. under the symbol SLVRLN.

The LBMA is an "over-the-counter" (OTC) market, as opposed to an exchange-traded environment. Members of the LBMA typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in silver or in any silver transaction traded on the LBMA.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this terms supplement, the product supplement no. 6, the prospectus supplement or the prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the note, prices at which the Notes are to initially be sold, or the quantities of the notes to be issued or in the determination or calculation of the Redemption Amount. The LBMA has no obligation in connection with the administration, marketing, or trading of the notes.

The following graph sets forth the monthly historical performance of the Silver Spot Price in the period from January 2006 through February 2011. This historical data on the Silver Spot Price is not necessarily indicative of the future performance of the Silver Spot Price or what the value of the Notes may be. Any historical upward or downward trend in the level of the Silver Spot Price during any period set forth below is not an indication that the Silver Spot Price is more or less likely to increase or decrease at any time over the term of the Notes. On March 15, 2011, the Silver Spot Price was 3,388.00.

Accelerated Return Notes®	TS-8

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

  In the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes, we intend to treat the Notes as a single financial contract that is an "open transaction" for U.S. federal income tax purposes. Accordingly, you should not be required to accrue any income during the term of the Notes.

  Under this characterization, generally, any gain received on the sale, exchange or redemption, or at maturity, of the Notes should be treated as a capital gain while any loss should be treated as a capital loss. This capital gain or loss generally should be long-term capital gain or loss if you hold the Notes for more than one year.

You should consult your tax adviser regarding the treatment of the Notes, including possible alternative characterizations.

Certain U.S. Federal Income Taxation Considerations

You should read the following discussion in conjunction with the discussion in the accompanying product supplement no. 6, prospectus supplement and the prospectus. The following discussion is based on the advice of Allen & Overy LLP and contains a general summary of the principal U.S. federal income tax consequences that may be relevant to the ownership of the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Taxation in the United States” beginning on page PS-21 of the accompanying product supplement no. 6, the prospectus supplement and the prospectus, which you should carefully review prior to investing in the Notes.

General. The Notes should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the IRS) or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the Notes described above.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale, exchange, redemption or settlement as described below.

Sale, Exchange, Redemption or Settlement of the Notes. Upon a sale, exchange or redemption of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged, redeemed or settled. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes. Any capital gain or loss recognized upon a sale, exchange, redemption or settlement of a Note should be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at such time.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

In addition, under recently enacted legislation and subject to any future U.S. Treasury regulations promulgated thereunder, beginning in 2012, all payments of the proceeds of a sale, exchange or settlement of the Notes will generally be subject to information reporting and backup withholding, unless an applicable exemption applies. Further, corporations will no longer be automatically exempt from information reporting and backup withholding. Prospective investors should consult their own tax advisors concerning the application of the information reporting and backup withholding rules to their particular circumstances.

Possible New Administrative Guidance and/or Legislation. From time to time, there may be legislative proposals or interpretive guidance addressing the tax treatment of financial instruments such as the Notes. We cannot predict the likelihood of any such legislation or guidance being adopted, or the ultimate impact on the Notes. For example, on December 7, 2007, the IRS released a notice stating that it and the Treasury Department (Treasury) are actively considering the proper U.S. federal income tax treatment of an instrument with terms similar to the Notes, including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and Treasury are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, we intend to treat the Notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as the Treasury and IRS issue guidance providing that some other treatment is more appropriate.

Accelerated Return Notes®	TS-9

You should review the “Taxation in the United States” section beginning on page PS-21 of the accompanying product supplement, the prospectus supplement and the prospectus for a further discussion of the U.S. federal income tax considerations and consult your own tax advisers as to the tax consequences of acquiring, holding and disposing of the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes on federal or other tax laws.

Additional Terms of the Notes

You should read this terms supplement together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this terms supplement. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

  Product supplement no. 6 dated February 23, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000089109210000684/e37836_424b2.htm

  Prospectus supplement and prospectus dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/700978/000095012310008669/u08181fv3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 700978.

We have filed a registration statement (including a product supplement, prospectus supplement, and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this terms supplement relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

These short- to medium-term market-linked notes offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market-Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Accelerated Return Notes®” and “ARNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Accelerated Return Notes®	TS-10